
Mail Stop 3561

September 6, 2017

Ian Hudson
Interim Chief Financial Officer
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

> **Re: Federal Signal Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 10-Q for the Quarter Ended June 30, 2017**
> **Filed August 8, 2017**
> **File No. 001-06003**

Dear Mr. Hudson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Note 15. Segment Information, page 73

1. Please revise your disclosure in Note 15 to disclose revenue by product and service or group of similar products and services as required by ASC 280-10-50-40.

Form 10-Q for the Quarter Ended June 30, 2017

Exhibit 99.1 Second Quarter Financial Results Press Release

2. We note your disclosure on page 2 that you are raising your full-year 2017 adjusted EPS outlook to a range of $0.77 to $0.80. Please revise to include a reconciliation of this amount to the most comparable GAAP measure, or alternatively please disclose that you

are excluding the reconciliation based on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B). See guidance in Question 102.10 of the C&DI on Non-GAAP Financial Measures updated May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflett at 202-551-3375, Claire Erlanger at 202-551-3301 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure